Annual and Special Meeting of Shareholders
of
SILVER WHEATON CORP.
(the "Company")
May 25, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon
Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
1. The election of the following directors: 1. Lawrence I. Bell 2. George L. Brack 3. John A. Brough 4. R. Peter Gillin 5. Chantal Gosselin 6. Douglas M. Holtby 7. Eduardo Luna 8. Randy V.J. Smallwood	Carried	203,723,744 (94.40%) 200,036,430 (92.69%) 210,892,132 (97.72%) 182,011,933 (84.34%) 214,659,697 (99.46%) 214,499,459 (99.39%) 200,521,770 (92.91%) 214,614,073 (99.44%)	12,090,968 (5.60%) 15,778,282 (7.31%) 4,922,580 (2.28%) 33,802,779 (15.66%) 1,155,015 (0.54%) 1,315,253 (0.61%) 15,292,942 (7.09%) 1,200,639 (0.56%)
Votes by Proxy
	Outcome of Vote	Votes For	Votes Withheld
2. Appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	234,429,244 (99.05%)	2,243,881 (0.95%)

Votes by Ballot
	Outcome of Vote	Votes For	Votes Against
3. A non-binding advisory resolution accepting the Company's approach to executive compensation.	Carried	193,344,719 (89.59%)	22,469,987 (10.41%)